Exhibit 99.1

ARB IOT Group Limited Appointed Exclusive Wholesaler, Distributor and System Integrator for Its Smart IoT Palm Farming Solutions to Gain Market Access in Sabah and Sarawak Regions

Kuala Lumpur, Malaysia, March 11, 2025 (GLOBE NEWSWIRE) -- ARB IOT Group Limited (“ARB IOT” or the “Company”) (NASDAQ: ARBB) today announced that it has, through its indirect wholly owned subsidiary, ARB Agro Technology Sdn Bhd, appointed Whizzl Sdn Bhd ("Whizzl") as its exclusive wholesaler, sole distributor, and system integrator for its smart IOT palm farming system (the “Smart IOT Palm Farming System”) in the regions of Sabah and Sarawak.

Under the arrangement, Whizzl will have exclusive rights to sell, distribute, and integrate the Smart IOT Palm Farming Systems in Sabah and Sarawak, Malaysia. This includes acting as the exclusive wholesaler, sole distributor, and system integrator for the system, while also promoting and marketing the solution to end customers within these territories.

The Smart IOT Palm Farming System is designed to enhance efficiency, optimize resource allocation, and improve productivity for palm plantation owners and farmers. Leveraging Internet of Things (IoT) technology, the system provides real-time monitoring, data analytics, and automation to support precision farming, ultimately driving sustainability and profitability in the agricultural sector.

Dato’ Sri Liew Kok Leong, CEO of ARB IOT said, "This partnership with Whizzl marks a significant milestone for ARB IOT as we expand the reach of our Smart IOT Palm Farming System to key regions in Malaysia. With Whizzl’s expertise and market presence, we are confident that more farmers and plantation owners will benefit from our cutting-edge smart farming technology. This partnership aligns with our vision of leveraging technology to drive efficiency and sustainability in the agricultural sector. With our expertise in digital solutions and market reach, we are confident in delivering innovative and practical solutions to palm plantation owners and farmers. We aim to diversify operations across different locations and accelerate growth in new region by leveraging strategic partnerships and innovative solutions to meet the evolving demands of the market.”

About ARB IOT Group Limited

ARB IOT Group Limited is a provider of complete solutions to clients for the integration of Internet of Things (IoT) systems and devices from designing to project deployment. We offer a wide range of IoT systems as well as provide customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation, testing, pre-commissioning, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward looking statements, other than as required by applicable law.

For further information, please contact:

ARB IOT Group Limited

Investor Relations Department

Email: contact@arbiotgroup.com